EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Denison Mines Corp.

We consent to the use of:

•	our report dated March 3, 2022 on the consolidated financial statements of Denison Mines Corp. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flow for the years then ended, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated March 3, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-258939) on Form F-10 and Registration Statements (Nos. 333-48174, 333-148915, 333-190121 and 333-224641) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 25, 2022

Toronto, Canada